EXHIBIT 99.3

December 16, 2021

The Board of Directors

Fanhua Inc.

27/F, Pearl River Tower, No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Dear Sirs:

I, Mr. Yinan Hu (“Mr. Hu”), founder and a director of Fanhua Inc. (the “Company”), am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of the Company that are not already owned by a consortium led by me on the principal terms and conditions described in this letter (the “Transaction”).

I believe that the Proposal provides a very attractive opportunity to the Company’s shareholders. The Proposal represents a premium of 10.2% to the closing price of the Company’s American depositary shares (“ADSs,” each representing 20 ordinary shares of the Company) on December 15, 2021.

Set forth below are the key terms of the Proposal.

1.	Consortium. I, together with my affiliates, hold 18.6% of the ordinary shares of the Company. I will form an acquisition vehicle for the purpose of implementing the Transaction, which may admit other existing shareholders of the Company and equity investors as consortium members (the “Potential Consortium Members”). Please note that I am currently interested only in pursuing the Transaction and I am not interested in selling my shares in any other transaction involving the Company.

2.	Transaction and Purchase Price. I propose to acquire all of the outstanding ordinary shares of the Company and ADSs not already beneficially owned by me at a purchase price equal to US$0.49 per ordinary share, or US$9.8 per ADS, as the case may be, in cash.

3.	Financing. I intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing will be provided by me and the Potential Consortium Members, in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. I am confident that I can timely secure adequate financing to consummate the Transaction.

4.	Due Diligence. I believe that I and the Potential Consortium Members will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5.	Process. I believe that the Transaction will provide superior value to the Company’s public shareholders. I recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given my involvement in the Transaction, I expect that the independent members of the board of directors will proceed to consider the Proposal and the Transaction.

6.	Confidentiality. I will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

7.	No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest of mine and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, I would like to express my commitment to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

* * *

YINAN HU

/s/ Yinan Hu